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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934


                                 Frontline Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    G3682E127
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [_]  Rule 13d-1(c)

          [X]  Rule 13d-1(d)

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. G3682E127
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Hemen Holdings Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [_]
                                                                         (b) [X]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     -0-

6.   SHARED VOTING POWER

     26,079,053

7.   SOLE DISPOSITIVE POWER

     -0-

8.   SHARED DISPOSITIVE POWER

     26,079,053

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     26,079,053

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                             [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      34.85%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO

CUSIP No. G3682E127
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Greenwich Holding Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [_]
                                                                         (b) [X]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     -0-

6.   SHARED VOTING POWER

     26,079,053

7.   SOLE DISPOSITIVE POWER

     -0-

8.   SHARED DISPOSITIVE POWER

     26,079,053

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     26,079,053

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                             [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     34.85%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO

CUSIP No. G3682E127
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     John Fredriksen

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [_]
                                                                         (b) [X]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     26,079,053

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     26,079,053

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     26,079,053

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                             [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     34.85%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN

CUSIP No. G3682E127
          ---------

Item 1(a).  Name of Issuer:

            Frontline Ltd.
            --------------------------------------------------------------------

      (b).  Address of Issuer's Principal Executive Offices:

            Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08 Bermuda
            --------------------------------------------------------------------

Item 2(a).  Name of Persons Filing:

            Hemen Holding Ltd.;
            Greenwich Holdings Ltd.; and
            John Fredriksen
            --------------------------------------------------------------------

      (b).  Address of Principal Business Office, or if None, Residence:

            The principal business office for each of the persons filing is:

            Hemen Holding Ltd.
            c/o Seatankers Management Co. Ltd.
            PO Box 53562
            CY-3399 Limassol
            Cyprus

            Greenwich Holdings Ltd.
            c/o Seatankers Management Co. Ltd.
            PO Box 53562
            CY-3399 Limassol
            Cyprus

            John Fredriksen
            c/o Seatankers Management Co. Ltd.
            P.O. Box 53562 CY-3399
            Limassol, Cyprus
            --------------------------------------------------------------------

      (c).  Citizenship:

            Hemen Holding Ltd. - Cyprus
            Greenwich Holdings Ltd. - Cyprus
            John Fredriksen - Cyprus
            --------------------------------------------------------------------

      (d).  Title of Class of Securities:

            Common Stock
            --------------------------------------------------------------------

      (e).  CUSIP Number:

            G3682E127
            --------------------------------------------------------------------

Item 3. If this Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

     (a) [_] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c).

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [_] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e)  [_]  An investment adviser in accordance with Section
               240.13d-1(b)(1)(ii)(E);

     (f)  [_]  An employee benefit plan or endowment fund in accordance with
               Section 240.13d-1(b)(1)(ii)(F);

     (g)  [_]  A parent holding company or control person in accordance with
               Section 240.13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  [_]  Group, in accordance with s.240.13d-1(b)(1)(ii)(J).

Item 4.   Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          Hemen Holding Ltd. - 26,079,053
          Greenwhich Holding Ltd. - 26,079,053
          John Fredriksen - 26,079,053
          ----------------------------------------------------------------------

     (b)  Percent of class:

          Hemen Holding Ltd. - 34.85%
          Greenwhich Holding Ltd. - 34.85%
          John Fredriksen - 34.85%
          ----------------------------------------------------------------------

     (c)  Number of shares as to which the person has:

          (i)  Sole power to vote or to direct the vote                  0
                                                             ------------------,

          (ii) Shared power to vote or to direct the vote       26,079,053
                                                             ------------------,

         (iii) Sole power to dispose or to direct the
               disposition of                                            0
                                                             ------------------,

          (iv) Shared power to dispose or to direct the
               disposition of                                   26,079,053
                                                             ------------------.

Item 5.   Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

          Instruction:  Dissolution of a group requires a response to this item.

          Not Applicable
          ----------------------------------------------------------------------

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

          Not Applicable
          ----------------------------------------------------------------------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

          Not Applicable
          ----------------------------------------------------------------------

Item 8.   Identification and Classification of Members of the Group.

     If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

          Not Applicable
          ----------------------------------------------------------------------

Item 9.   Notice of Dissolution of Group.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

          Not Applicable
          ----------------------------------------------------------------------

Item 10.  Certification.

          Not Applicable
          ----------------------------------------------------------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         HEMEN HOLDING LIMITED

                                         By: /s/ Eva Agathangelou
                                             ---------------------
                                             Name:   Eva Agathangelou
                                             Title:  Director
                                             Date:   February 14, 2007


                                         GREENWICH HOLDINGS LTD.

                                         By: /s/ Stelios Savvides
                                             ---------------------
                                             Name:   Stelios Savvides
                                             Title:  Director
                                             Date:   February 14, 2007


                                         JOHN FREDRIKSEN

                                         By: /s/ John Fredriksen
                                             ----------------------
                                             Name:   John Fredriksen
                                             Date:   February 14, 2007

                                                                       Exhibit A

                                    AGREEMENT

     The undersigned agree that this Schedule 13G and amendments hereto filed on behalf of the supporting persons named herein, dated February 14, 2007 relating to the Common Stock, of Frontline Ltd. shall be filed on behalf of the undersigned.


                                         HEMEN HOLDING LIMITED

                                         By: /s/ Eva Agathangelou
                                             ---------------------
                                             Name:   Eva Agathangelou
                                             Title:  Director
                                             Date:   February 14, 2007


                                         GREENWICH HOLDINGS LTD.

                                         By: /s/ Stelios Savvides
                                             ---------------------
                                             Name:   Stelios Savvides
                                             Title:  Director
                                             Date:   February  14, 2007


                                         JOHN FREDRIKSEN

                                         By: /s/ John Fredriksen
                                             ----------------------
                                             Name:   John Fredriksen
                                             Date:   February 14, 2007

SK 02089 0009 746816